                             Filed by CB Bancshares, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                             Subject Company: CB Bancshares, Inc.
                             Subject Company's Exchange Act File No.: 000-12396



This filing relates to a proposed merger between Central Pacific Financial Corp. and CB Bancshares, Inc. pursuant to the terms of an Agreement and Plan of Merger dated as of April 22, 2004. On April 23, 2004, Central Pacific Financial Corp. and CB Bancshares, Inc. held a conference call relating to the proposed merger described above. The following is a transcript of the conference call.

--------------------------------------------------------------------------------






OPERATOR


Good morning ladies and gentlemen. I would like to welcome everyone to this call to discuss Central Pacific Financial's acquisition of CB Bancshares and Central Pacific's first quarter earnings. My name is Anne-Marie, and I'll be your coordinator today.

[OPERATOR INSTRUCTIONS]

Before we begin, let me inform you, that this call contains forward-looking statements. Such statements include, but are not limited to, statements about the benefits of a merger between Central Pacific Financial Corp, and CB Bancshares, Inc, including future financial and operating results, costs, savings and accretion to reported, and cash earnings that may be realized from such merger. Statements with respect to CPF's plans, objective, expectations and intentions, and other statements that are not historical facts, and other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions.

These statements are based upon the current beliefs and expectation of management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, amongst others, could cause actual results to differ materially from the anticipated results or other expectations expressed in forward-looking statements.

One, the business of CPF and CBBI may not be integrated successfully, or such integration may be more difficult, time-consuming or costly, than expected.

Two, expected revenues, synergies and cost savings from the merger may not be fully realized, or realized within the expected timeframe.

Three, revenues following the merger may be lower than expected.

Four, deposit attrition, operating cost, customer loss, and business disruption, including, without limitation, difficulties in maintaining relationships with the employees, customers, clients, or suppliers, may be greater than expected following the merger.

Five, any necessary approvals for the merger may not be obtained on the proposed terms.

Six, the failure of CPF's and CBBI's shareholders to approve the merger.

Seven, competitive pressures among depository and other financial institutions may increase significantly, and may have an effect on pricing, spending, third-party relationships and revenues.

Eight, the strength of the United States economy in general, and the strength of the Hawaii economy may be different than expected, resulting in, among other things, the deterioration in credit quality, or reduced demand for credit, including the resultant effect on the combined company's loan portfolio and the allowance on loan losses.

Nine, changes in the U.S. legal and regulatory framework.

And ten, adverse conditions in the stock market, the public debt market and other capital markets, including changes in interest rate conditions, and the impact of such conditions on the combined company's activities.

Additional factors that could cause actual results to differ materially from those described in forward-looking statements can be found in CPF's and CBBI's results, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the Securities and Exchange Commission, and available at the SEC's Internet Web site, www.sec.gov.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters, attributable to CPF or CBBI, or any person acting on their behalf are expressly qualified in their entirety, by the cautionary statements above. CPF and CBBI do not undertake any obligation to update any forward-looking statement, to reflect the circumstances, or events that occur after the date the forward-looking statement is made.

CPF will amend its registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement is not final and will be further amended. The registration statement will include a joint proxy statement/prospectus for solicitation of proxies from CPF and

CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto.

Investors and security holders are urged to read the registration statement and joint proxy statement and any other relevant documents, when available, filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC Internet Web site, at www.sec.gov.

Such documents may also be obtained free of charge from CPF by directing such requests to Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813. Attention - David Morimoto, (808) 544-0627 or from CBBI, by directing such requests to CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813. Attention - Investor Relations, (808) 535-2518.

CPF and CBBI, and their respective directors and executive officers and certain other persons, may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2004 Annual Meeting of Shareholders. Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy for CBBI's 2004 Annual Meeting of Shareholders. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

I would now like to turn the call over to Mr. Clint Arnoldus, Chief Executive Officer of Central Pacific Financial. Go ahead, sir.


--------------------------------------------------------------------------------
CLINT ARNOLDUS - CENTRAL PACIFIC FINANCIAL - CEO

Thank you very much. And hello, everyone. And thank you for joining us today. I am absolutely delighted to be here today with Mr. Ron Migita, the Chairman and CEO of CB Bancshares. And we're together today to jointly announce that the Directors of our respective companies have approved a definitive merger agreement to combine two great local institutions, Central Pacific Financial Corp and CB Bancshares, Inc.

We're especially pleased to have reached this friendly negotiated merger agreement and are extremely excited about the benefits and opportunities that the combined company will provide to our customers, to our employees and certainly to our shareholders and the communities that we both serve. We're committed to delivering the best of both institutions resulting in an enhanced and broadened scope of the financial services that we provide.

What we're creating is a much stronger, much more versatile bank that will be focused on the banking needs of Hawaii, both for consumers and small-to-mid-size businesses. The combined company is going to retain the name of Central Pacific Financial Corp. and Central Pacific Bank, respectively. The combination will create a bank with approximately $4.3 billion in assets, $3.0 billion in deposits and $507 million in shareholder's equity.

And we expect the closing date of the transaction to be in the third quarter of this year. And that will be subject to shareholder approvals and other customary conditions. At closing, CB Bancshare's shareholders will receive $20 in cash and
2.6752 shares of CPF stock for each CBBI share for a value of $91.83 per share based on the closing price of CPF stock as of April 22, 2004. The total transaction is valued at $420 million.

This combination, which will create a bank with a market capitalization of over $700 million, is expected to be significantly accretive to earnings in the first full year of combined operations. And I have a detailed slideshow that I'll be taking you through later that will outline that for you in greater detail.

The nine-member Board of Directors of Central Pacific Financial Corp. will be expanded to include six additional directors from CB Bancshares, Inc. Our executive and senior management team will be a tremendous combination of the talents that have been the driving force behind both of these successful institutions.

We think we're extremely fortunate to retain the expertise of Ron Migita in the capacity of Non-Executive Chairman of the Board of our combined company. I will remain as the Chief Executive Officer chief executive officer and Neal Kanda, the chief financial officer of Central Pacific will be appointed president and chief operating officer. I'm very pleased to say that Dean Hirata, the chief financial officer of City Bank, will be appointed the chief financial officer of the combined company. And most of the other members of the City Bank management team will be retained in various capacities that would best serve this significantly expanded organization. Our employees will be integrated to sustain the exceptional level of customer service that both of these organizations are extremely well known for. And very importantly, as we pledged to the employees of both companies last December, we'll honor our commitment to no involuntary layoffs as a result of the merger.

Our branch expansion plans will be accelerated to enable us to reach into communities that neither bank currently serves by reallocating resources from duplicate branch offices. And as we also committed to last year, we plan to establish a $1 million community fund to invest into worthy causes that will help improve the quality of life throughout the communities that we serve.

It's going to take a few months to complete this merger. Our shareholders have to vote on the transaction. And, of course, it's subject to customary conditions. We're going to spend these months in close collaborations. So, the actual combination of the two institutions will proceed seamlessly. Our goal will be to have the least possible disruption to our customers and to our employees. And we're confident that we'll be able to meet that goal.

Ron Migita has been an extremely constructive force in our discussions over the last couple of weeks. And I'm looking forward to working closely with Ron, as we move forward. And I, like you, am anxious to hear from Ron right now. So, Ron, let me turn it over to you.


--------------------------------------------------------------------------------
RON MIGITA - CB BANCSHARES - CHAIRMAN & CEO


OK. Well, thank you very much. And good morning, everybody. I think Clint covered most of the key points regarding the benefits of this merger entity going forward. But, I'd like to add that today's announcement ushers in a new and exciting chapter for our two banks. Particularly because, you know, we have a common history and a common heritage. The consideration being given to City Bank's shareholders represents a substantial premium to CB Bancshare's stock price and reflects our recent record performance, as well as the future value of the City Bank franchise.

We believe that joining with Central Pacific will create many concrete benefits for City Bank customers/employees that quickly will become apparent as we begin to realize the full potential of our combined capabilities. This transaction will position the combined company as Hawaii's leading community bank with an unmatched focus on individuals and small-to-mid-sized businesses, which are really the backbone of our local economy.

Considering Central Pacific's revised offer and in subsequent conversations with Central Pacific's management team, our Board concluded that the opportunity to continue providing our customers with unsurpassed products and services and create value for our shareholders is greater by joining with Central Pacific Bank.

I agree with Clint's assessment that we have assembled a top-notch management team that is fully capable of taking Central Pacific Bank to new heights. I look forward to our new partnership and in working alongside with Directors and Management, as we begin the next phase of integration and leveraging the synergies of our combined companies. Thank you. Clint?


--------------------------------------------------------------------------------
CLINT ARNOLDUS - CENTRAL PACIFIC FINANCIAL - CEO


Thank you, Ron. And certainly, that expressed my sentiments too. I think that we have an opportunity here to build a very powerful institution that is going to be massively accretive and creates great value to our shareholders, going forward. And I look forward to working in partnership with you in getting this organization launched and off on the right foot.

What I want to do - I know that people probably have a lot of questions. Let me tell you how we're going to go through the remainder of our call. I have a slideshow that goes into a little bit more detail about the merger. It's contained on our Web site, as previously mentioned by our moderator. Following that, we'll briefly go through the first quarter earnings report for Central Pacific Financial Corp. And then we'll go into a question and answer period.

And that's a unique opportunity to hear from - we'll have four people available for questions. Of course, Ron and I are available. And Neal Kanda. But also have Dean Hirata here. So, we welcome any and all questions at that time.

So, why don't we go to the slideshow that's on our Web site? I'll spare you the brain damage of reading the forward-looking information. And let's go straight to the transaction summary. I certainly call your attention to our forward-looking information at your leisure.

The aggregate consideration for each CBBI share is 2.6752 shares of CPF stock plus $20 in cash. And shareholders will be able to elect cash or stock, subject to pro-ration. So, the offer price is $91.83 per CBBI share. This is a 26% premium over the closing price as of 4/22/04 and an implied transaction value of $420 million. We're looking at pro-forma ownership of 59% CPF and 41% CBBI.

As I mentioned, we anticipate closing this in the third quarter of this year. We need shareholder votes from CPF and CBBI to close this. And we have completed our due diligence. Just to give you, quickly, an overview of Central Pacific, we're a $2.28 billion asset institution headquartered here in Honolulu, 24 offices in four counties, $1.8 billion in deposits, $1.5 billion rounding in loans.

And significantly, looking at the makeup of the loans, we are very strong in commercial real estate. What you see in the next slide, if you want to turn to that, is City Bank has very strong residential real estate. We think that that is just one of the many areas that creates a great marriage here, because it - on a combined basis, it gives us a more balanced risk profile, but it also, more importantly, gives us a stronger profile to go out into the market with and grow our institutions.

If you look at the overview of CB Bancshares, it's a $1.87 billion-asset institution, also headquartered here in Honolulu, 21 full service offices, also serving four counties, $1.31 billion in deposits, $1.35 billion in loans.

One of the things that we've stressed continually is how good this combination is going to be for Hawaii, the local community and our customers. This takes us up to a 14% deposit market share in Hawaii. I have a bar graph that will follow in a few minutes that will graphically show you how much better that positions us to gain further market share. The customers are certainly going to benefit tremendously. There's going to be added convenience through an expanded network.

We both have fiercely loyal service commitments which, combined, will make us even stronger. And we're going to have a broader menu of products and services and more capacity to help meet our customers' needs.

The real big winners in this are shareholders. And both sides win big. This is a massively accretive transaction. Again, I have a slide that follows that will go into more detail with that. We expect annual cost saves of $19.5 million through consolidation and increased efficiencies. We're going to have a very well capitalized balance sheet of over $4 billion. And we're going to be a - we're going to be generating substantial capital over time. One of our strategies independently, as Central Pacific Bank, was to begin a stock repurchase. Obviously, that has been put on the shelf, but - in light of the merger, but this organization will generate capital so strongly, I think we're going to be in the market with that same objective before long.

CBBI shareholders are going to receive a 25.6% premium. And one of the things we're really looking forward to is, since we both have light trading stocks, we'll be able to get more investor visibility, greater liquidity through our New York Stock Exchange listing and, of course, that $700 million market cap.

The next slide is the bar graph I was referring to a few minutes ago. The key one is the yellow bar. It will show you graphically how much distance there is, looking to the left, between us and the other, smaller institutions. And how strongly positioned we are to start making more of an impact on the left side of that graph. So, we think there's a great opportunity. This is a very logical fit. You never take integration lightly. But, we think that a lot of the commonality is going to make this integration easier than others.

Both banks have very similar roots, very similar cultures. As I mentioned, we have a very high service commitment, very strong local values, which is very critical for gaining market share in this market. And of course, we service the same market, the small/mid-sized business, retail customers and the commercial real estate market. And we even have a common Fiserv technology platform.

So, going into the next slide, this just shows what I was just talking about in a different format. But, you can see the way that is outlined, what I'm talking about, you know, in terms of the great fit and the common background. We have substantial overlap in branch locations, as you'll see by the map. That's going to create opportunities to create some of the savings that will make this so accretive and be able to get some of those cost saves.

We also have a very experienced management team, if you'll look at the next slide. We have always stressed that this is an opportunity to take the best of both banks and create a very solid and powerful community bank. And the key to that working is the management team. And we think, in looking at this slate of managers, that we have combined the best of both banks. As I mentioned, I'll be the CEO. Neal Kanda is moving up to be President and Chief Operating Officer. We're very happy to have Dean Hirata come in as the Chief Financial Officer from City Bank.

Dean has always impressed us with his financial skills and we, certainly, welcome him to the team. Blenn Fujimoto will be managing our Hawaii market and Alwyn Chikamoto, our national market. We're bringing over Doug Weld from City Bank as the Chief Credit Officer. I was familiar with Doug when I was working in California. And have had occasion to speak with Doug, certainly to see Doug operate in the market. And I think we're bringing in a very solid Chief Credit Officer. And we look forward to him coming in as well.

And particularly Ron, coming in as the Non-Executive Chair. Ron, in the two plus years I've been in this market, has received more community awards, I think, than anybody else, I've noticed. A very well respected, solid player in the community and someone who's really going to be an invaluable asset to this combined bank in having the community hear our message and to get the right tone set for taking these banks out into the market. So, we're very appreciative of Ron being willing to take this position. And he'll make a great contribution, as I said.

Let's move to the strategic growth plan. The goal, here, is obviously to capture market share. We think we have the management. We think we have the products and services. More importantly, we think we've got the culture. We've got the service culture. We've got the sales culture. So, we think we're going to have a lot of success. The slogan we like to use is "The best bank for Hawaii." We're going to be focusing on growth market segments, small business, commercial real estate. And certainly, the combination of these banks gives us an opportunity to be more competitive in the retail sector.

And we now have enough of a base to go out there and make more of a commitment to our retail products and services. And we have a convenience factor, I think, that we didn't have before. That's going to help us to see a lot more success there. It also gives us an opportunity to expand our core competencies. The Central Pacific organization has invested a lot of resources in our wealth management arena. That's comprised of the three areas that you see under that heading.

We think that the combined organization will provide now a platform for that area of the bank to reach profitability faster and become a significant profit contributor to us. Looking at the next slide, this just shows you the strong balance sheet. We've referred to this, previously. So, we don't really need to spend any time on that.

The important thing on the next slide, though, is the capital ratios. You can see this is still strongly capitalized. At the rate that we will be building capital, it will, as I said, it's going to become even stronger and we'll be looking for ways to profitably deploy our surplus capital in many different arenas. In the credit area, very solid non-performing assets-to-loans. Reserves; very, very strong reserve position. So, we're creating a very, very solid balance sheet there.

Let's talk about some of the transaction assumptions for just a moment. Earnings for CPF were - you can read them there. Starting with $2.19 per share in 2004, going up to $2.51 in 2006. Earnings for CBBI, $6.40 per share in 2004, up to $7.19 per share in 2006. So, I think Ron and Dean would tell us that's conservative based on what they've run. But, it's exciting, on a conservative estimate, that we're still getting the results that we're forecasting for this combined institution. There's the $19.5 million of cost saves I talked about. The core-deposit intangibles estimated at $24 million amortized over 10 years. And we've got $50 million net after tax restructuring charge. The key to this is really the synergies, which you see on the next slide. We see very strong synergies in compensation benefits, net occupancy and other expenses, where you can see the cost saves in 2005 are 21%, after 2006, 32%. That's very, very beneficial to the combined bank.

Going to the final page, this is what it's all about for our shareholders in bringing these two banks together. That's the accretion of this transaction. You can see in the yellow bars, we have a transaction that is massively accretive. And we are very excited about seeing those results realized as we bring these banks together. Our commitment to our customers, and to our employees and to our shareholders is that will be done with great diligence, co-operation and effectiveness. But we are really looking forward to this.

Now, let's move to the first quarter results for Central Pacific Financial very quickly and then we'll go into the question and answers. I'll start with an overview of the significant highlights of the first quarter, comment on some of the current economic conditions in Hawaii in 2004. And Neal will follow with a review of the financial results in more detail.

Net income for the first quarter of this year was $7.9 million, or 48 cents in diluted earnings per share. It's down by 7.8% and 7.7% respectively. That is compared to an exceptionally strong first quarter that we realized in 2003. We continue to experience asset re-pricing during the quarter due to very competitive market environment and interest rate environment.

The operating expenses were impacted by our investment in expanding our wealth management program. As I said a few minutes ago, we think that this merger will enable us to see the benefit to that program quickly - more quickly. But that was - that impact was particularly felt in the area of salaries and benefits. But, we're pleased to report that the fee income from fiduciary activities improved by 23%. And fees from deposit accounts increased by 32.8% over the same period last year as we're gaining momentum in our efforts to diversify our revenue streams.

This environment and compression on our interest rate margins have made us very determined that that's a diversification that we need, moving forward. Solid gains in loans and deposits were realized by the end of this quarter. We're especially pleased with our efforts to expand our core customer base, as reflected by increases in our non-interest-bearing deposits and our core deposits over the same period last year.

Let me say, just something briefly, about the economic outlook, here in Hawaii. We're very optimistic there's going to be steady growth over the next few years. According to a March issue of the State's Department of Business, Economic Development and Tourism's quarterly statistical and economic report - that sounds like a report economists would put out - we continue to project solid gains in employment, income and visitor arrivals for the remainder of 2004.

The forecast is for 2.6% increase in real gross state product, 1.5% increase in jobs - that's 8,500 jobs, which is a 1.5% increase - will result in a 1.5% increase in wages and salaries too and a 5.1% increase in personal income. This projection takes into account the impact of a labor strike in the local concrete industry that really slowed the economy down for a short period of time.

Visitor arrivals and expenditures are now projected to increase by 5.2% and 6.5% respectively. These are figures that are greater than before September 11, which is very significant in this tourism-focused economy. There's renewed optimism for Japanese visitor arrivals to be stronger with a recovering economy there and a very strong Yen. The outlook for construction activity and home sales continue to be strong, driven primarily by Federal construction contracts and this low interest rate environment that we're experiencing.

Let me turn it over to Neal Kanda now to go through some of our financial results in more detail. Then, we'll throw it open to question and answer.


--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


Thanks very much, Clint. I'd like to just add additional details on our first quarter financial results. First quarter, net income decreased by 7.8% over the last year's first quarter mainly due to a modest growth in net interest income and an increase in operating expense.

Asset growth was healthy at 12.3% over a year ago, fueled by continued deposited growth of $151 million or 9.2% with demand deposits increasing by over 23% and savings accounts by over 12%. Certificates of Deposits jumped by $13 million from a year ago. Loans increased by 9% over a year ago, primarily in the residential and commercial mortgage loan categories. Net interest margin of 4.52% for the quarter decreased by 46 basis points from last year's first quarter and was relatively unchanged from the 4.53% in the fourth quarter of 2003.

Provision for loan losses for the quarter, totaled $300,000 with $226,000 in net loan charge offs for the first quarter, compared to $912,000 in net loan recoveries a year ago. Non-interest expense increased mainly due to salaries and employee benefits, which increased by 16% due to expenses, related to the company's building of our business banking staff and to new lines of business invested in during the last year.

As for income taxes, the effective rate on income taxes for the first quarter of 2004 was 33% with an expected run rate at 34% for the rest of the year.

Non-performing assets, as of March 31st 2004, totaled $7.6 million or 51 basis points of total loans, up from $691,000 a year ago and up from $4.3 million at year end, 2003. Non-accrual loans of $7.5 million were mainly comprised of loans secured by commercial property. There was no other real estate held at March 31.

Stockholder's equity at March 31, 2004 increased to $204 million or 8.91% of total assets. You may recall that in 2003, $55 million in Tier 1 qualified trust preferred securities were issued in anticipation of the merger transaction. Performance ratios for the first quarter of 2004 were return on assets of 1.43% and return on stockholder's equity, of 15.76%. And efficiency ratio increased to 54.59%.

Looking ahead, we expect standalone earnings per share of approximately 5-7% for 2004. Net interest income growth will be driven by increased loan growth as net interest margins is expected to settle, for the rest of the year, at 4.3-4.4% range for those coming quarters. The company's balance sheet remains relatively neutral to slightly asset sensitive. Despite the increase in non-performing loans during the first quarter, loan quality is expected to remain relatively strong during the remainder of the year. Non-interest income is positioned to increase as we offer a wider array of investment and wealth management services to the community and we remain focused on cost containment.

This concludes the discussion of our financial results for the first quarter of 2004. I'd like to turn it back to Clint.


--------------------------------------------------------------------------------
 CLINT ARNOLDUS  - CENTRAL PACIFIC FINANCIAL - CEO


OK, thanks Neal. We'd like to open it up for questions now. There are four of us here that you can direct your questions to and looking forward to hearing what you have to ask

                              Filed by CB Bancshares, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                              Subject Company: CB Bancshares, Inc.
                              Subject Company's Exchange Act File No.: 000-12396


QUESTION AND ANSWER



--------------------------------------------------------------------------------
OPERATOR


[OPERATOR INSTRUCTIONS] And your first question comes from Joe Morford of RBC Capital Markets. You may proceed.


--------------------------------------------------------------------------------
JOE MORFORD - RBC CAPITAL MARKETS - ANALYST


Thanks. Good morning everyone.


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


Morning Joe.


--------------------------------------------------------------------------------
JOE MORFORD - RBC CAPITAL MARKETS - ANALYST


I've got a couple of questions, if I may, and the first is actually for Ron.

And just candidly, besides the price, what's really changed here and specifically, how did you get comfortable with all your concerns about the impact this merger will have on local Hawaii market and even something you talked about anti-trust issues that held this deal up for the past year.

And then I have a follow up.


--------------------------------------------------------------------------------
RON MIGITA - CB BANCSHARES - CHAIRMAN & CEO


OK, thank you Joe.

You know, frankly, after the revised offer, you know, Clint and I had a number of conversations. And I think, during that period of time, our comfort level I think - our mutual comfort level between each other and our trust I think had gotten to the point that you know, we felt that we could both proceed on and see if this combination made a lot of sense. And you know, in addition to that you know, in terms of the value that it brings not only to our shareholders but I think to the employees and to the customers, and to the community, only made more sense as we continued talking.


--------------------------------------------------------------------------------
CLINT ARNOLDUS - CENTRAL PACIFIC FINANCIAL - CEO


I'd just like to add something to that, if I could. As Ron said, we met several times. Ron was very receptive to hearing our side of things and very open-minded and really was instrumental in this thing finally coming together. So, we can thank Ron for extending that olive branch and making this thing come together.


--------------------------------------------------------------------------------
JOE MORFORD - RBC CAPITAL MARKETS - ANALYST


I think, on that point, can I just ask when was that olive branch extended and you know, how long have you actually - the two of you actually have been talking?


--------------------------------------------------------------------------------
CLINT ARNOLDUS - CENTRAL PACIFIC FINANCIAL - CEO


Maybe it was there for a while and we didn't see it.


--------------------------------------------------------------------------------
JOE MORFORD - RBC CAPITAL MARKETS - ANALYST


My follow-up question is, I guess, two fold. One, I was just wondering if you could provide a bit more detail into how the due diligence was conducted and how extensive it's been particularly on the credit side?

And then, also, it looks like the cost saving projections may be up slightly from the initial proposal, a year ago, and just, if you could talk through a little bit more about how you going to accomplish that when you've committed to not cutting employees involuntarily? You're retaining much of the senior management of City Bank and you've also committed to opening a new branch for each one you're going to close.


--------------------------------------------------------------------------------
CLINT ARNOLDUS - CENTRAL PACIFIC FINANCIAL - CEO


Thank you. We're going to let Dean take the first pass at that answer.


--------------------------------------------------------------------------------
 DEAN HIRATA  - CB BANCSHARES - CFO


Joe, yes, with regards to the due diligence, we had teams from both institutions, both at the management level as well as the financial advisors. And it was you know, very detailed due diligence that occurred over three or four days and we did have a strong review of both loan portfolio - but as you know, both institutions have very strong asset quality and the reserves are more than adequate, very strong, positioned for growth going forward.

And there was some familiarity between some of the borrowers that we saw in both portfolios. So, you know, we feel that through the due diligence but also through our overall knowledge of both portfolios over the years, we've concluded that the asset quality was as strong as we had anticipated. And as far as any issues that came up again, the due diligence went very well and there are really no surprises on either side.

And speaking from our side on the due diligence, Neal, you want to give that out?


--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


Sure.

I'd like to add to what Dean said - the credit review from both sides were very completely, it allowed us to get a very good view of and good prospective on their lending and their loan quality has been improving, as Dean mentioned.

The other issue that we looked at was the asset liability strategy that City Bank was - had embarked on. And we saw that they have had very good growth in their core deposit area of late and that, they are making very good use of their funds with very strong loan growth. So, that generally gave us a lot of comfort in their asset liability strategy.


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


It was a very thorough due diligence process on both banks and we spent considerable amount of time getting through it and a lot of resources. We feel like both sides got a very good look at each other.


--------------------------------------------------------------------------------
JOE MORFORD - RBC CAPITAL MARKETS - ANALYST


OK, now, on the cost savings.


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


I'm sorry, what? Can you repeat the question again?


--------------------------------------------------------------------------------
JOE MORFORD - RBC CAPITAL MARKETS - ANALYST


Yes. I was just - looking at the cost saving projections, they seem to be up slightly from the initial proposal a year ago. And kind of, where is that coming from? And I guess, more specifically, you know, how you going to accomplish some of these targets when you've committed to not cutting employees involuntarily and you're retaining much of the senior management of City Bank and you've also committed to opening a new branch for each one you're going to close.


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


OK, Neal's got that question.


--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


Joe, let me take a stab at that. First of all, in the past year, of course, expenses at both companies did increase and when taking a better look at the various expenses and expense levels and types of expenses in the various categories, mainly the compensation and occupancy and other areas, we felt that the higher number is the realistic number.

Frankly, when we came out with our initial number of $16 million a year ago, we felt that was very conservative. As far as the no involuntary lay out strategy. When we took a look at numbers, both bank are running at a natural attrition rate of 20%. So, $16 million, a year ago, actually was assuming a lot more attrition rate. We feel strongly that we can commit to the no involuntary layoff policy. We believe strongly in our - both banks' employees and their value to the organization and to servicing our customers. So that's going to be a very crucial issue there, for us.

And again, in our assumptions that we had revised for this year, it rendered two years down the road, a higher cost savings number.


--------------------------------------------------------------------------------
JOE MORFORD - RBC CAPITAL MARKETS - ANALYST


And on the occupancy side, you're talking about cutting 40% of City Bank's occupancy costs again. Doesn't sound like on a net basis, you're really cutting any branches though.


--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


Well, as far as the branch expansion program, we already have in our respective budgets, branch and expansion costs. So, in our standalone budget, we - in the case of Central Pacific Bank, we already have two branches budgeted for the coming year. So that would help in any closures as far as our promise to open new branches. And City Bank likewise, is doing that. So that does give a good start and the opportunity to close branches. So that's what's reflected in the numbers.


--------------------------------------------------------------------------------
JOE MORFORD - RBC CAPITAL MARKETS - ANALYST


OK, thanks everyone.


--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


One, Joe ...


--------------------------------------------------------------------------------
JOE MORFORD - RBC CAPITAL MARKETS - ANALYST


Yes.

--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


.... you've gone off.


--------------------------------------------------------------------------------
JOE MORFORD - RBC CAPITAL MARKETS - ANALYST


No, I'm here.


--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


OK, you're still there, OK. Dean's got a comment in here too.


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO


In the numbers, again, with the policy of no involuntary layoffs, you know, there are going to be positions and people moving into new positions, but there is a broad-based severance plan that has been built into the numbers and with this, we feel that we will be able to staff the organization for the future, going forward.


--------------------------------------------------------------------------------
JOE MORFORD - RBC CAPITAL MARKETS - ANALYST


OK, that helps. Thank you Dean.


--------------------------------------------------------------------------------
OPERATOR


And your next question comes from Brett Rabatin of FTN Midwest Research.


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


Good morning guys. How are you?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


Good Brett, good.


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


A couple of questions. First off, wanted to make sure I'm assuming this is a fixed exchange ratio. I was curious if there were any (inaudible) collars on the deal.


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


(off mic)


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


I'm sorry.


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


No. No collars are fixed.


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


OK, so it's just rate fixed. And then, wanted to talk basically about some of the things that are assumed for CBBI's assumptions in the near term. If Dean could talk about, perhaps, some of the margin assumptions for the $6.40 per share in this year. And then, if the $6.40 - assumes that the loan loss reserve would somewhat continue to abate relative to loans.


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO


First on the margin issue, with regards to the loan growth. You know, we have built in the margin for this year. In fact, in the first quarter, have exceeded our projections in our budget. We do see some margin pressure going forward, somewhere from about 5-10 basis points. But again, that offset by strong loan growth in our commercial real estate portfolio.


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


Well Dean, can you then just give me a spread revenue growth perspective. I mean the - will you grow your loan portfolio double digit that results in sort of, 8-10% total spread revenue growth. Is that kind of, how you're doing the Math?


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO


Yes, the growth is in that range of 8-10%. And primarily coming from our loan production offices up in California.


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


I know you've been doing that for a little while now. Can you talk about how much you guys have on the mainland?


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO


Yes, the outstandings are a little over $200 million. And again, these borrowers are triple A borrowers with very strong financial positions. These are credits that our team has extensive experience with - relationships going back as far as 15-20 years. Doug Weld, our Chief Credit Officer was very instrumental in setting up these two offices. And again, the focus has been on maintaining the highest credit quality with the loans that have been made to date.


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


Brett, if I could just jump in on that too. That was one of the areas we were doing diligence that we really wanted to look at very carefully. And we were very impressed that these are all relationship loans.

Generally, on the front end, we had a concern that you know, they might be brokered or largely participation loans but these are relationship loans. Doug Weld, the Chief Credit Officer came out of California, had a team in California that he was able to bring together at City Bank. And so, not only are these good relationships from a borrowing standpoint, it looks like there can be good relationships from the deposits standpoint as well.


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


OK. And then to go back to the assumptions for CBBI's earning power this year and next year. Credit quality is cleaned up and you pulled the reserve down little bit relatively speaking in the first quarter. So I was curious about the implied credit leverage and the EPS assumptions.


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO


Again, the significant improvement in our credit quality has resulted in a reduction in the provision for credit losses. As at the end of March, our allowance to non-performing coverage ratio was at six times. So we are very strong with our reserves. We feel that we do have a sufficient reserve, for the growth that we have going forward. So we anticipate the provision we maintain at these levels and being sustainable going forward, over the next few years.


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


I don't quite follow that. So can you talk about relative provisioning to loan growth i.e. will the reserve abate somewhat in terms of coverage of a loan portfolio?


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO

Again, in projecting out our projected charge offs, and looking at the provision and balancing that against the current allowance that we have at the end of the first quarter, with the growth, we have packed it in that with the adequate reserves, these are the appropriate provisions that we anticipate over the next quarters, I'd like to say, going forward over the next few years. So I guess the key to this is that we have a very strong allowance, which provides for the growth that we anticipate ...


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


OK.


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO


.... at these levels.


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


I think I understand what you're saying. All right. And then, just wanted to talk about - you guys have a little bit different product sets. I wanted to talk about, you know, leverage of the asset management division and then, just generally, you two overlaying your commercial and consumer product sets on each other, how will that occur?


--------------------------------------------------------------------------------
CLINT ARNOLDUS - CENTRAL PACIFIC FINANCIAL - CEO


Well, as I mentioned, the wealth management team is a team we've made an investment in. And right now, we're on the cost side of that investment, building the revenue side and it's building nicely.

Clearly, when we have a larger base to build from, that helps us from two respects. One is obviously we have a bigger customer base that we can sell those products into but also an external credibility issue is even more important. You know, we are viewed as an organization that has more significant assets to be able to back the product and services that come out of that group. And I think perception is very important in being able to attract the kind of client base you want out of there. So that's really going to help us out in our efforts going forward.

In terms of the different real estate loan concentrations in the banks, you've correctly observed, we do actually offset each other quite nicely. When we blend the bank, we think we've got a more prudent concentration. The key thing that your question is driving at is how we manage it going forward. We think in our bank we've got an extremely solid team that focuses on the commercial real estate area and we will be able to bring further strength to that team from City Bank. Where they've really helped this combination is their expertise in the retail mortgage area.

And we're looking forward to bring their team in and that will help us, I think to become a much more effective retail player because as you know, that mortgage business is a great opportunity for cross selling. And we can now really institute a program so we can get more retail products and services in there and into the market. And we feel like we've got very strong management on both sides to keep that balanced and keep the same credit quality moving forward.

--------------------------------------------------------------------------------
BRETT RABATIN  - FTN MIDWEST RESEARCH - ANALYST


OK, and then, just one last question - the $50 million restructuring charge, can you talk about how much of that will be taken in the third quarter and what a trend line for that should be over the next year or so?


--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


The total of roughly $50 million in restructuring charges comprised of about $23 million in transaction expenses and the remaining in restructuring on a pre-tax basis. So roughly, I'm sorry, $31 million.


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


OK.


--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


Yes.


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


OK. Will it all be taken at closing? That is what you're saying.


--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


Well, you know, it depends on when you know, I mean, some of these restructuring charges are related to lease terminations and those type things. So, those have to taken as they occur. So in our modeling, we are assuming for capital adequacy purposes that they will be taken up front. However, and hopefully, that you know, we would be able to take it within the first 6-9 months as our integration plans develop. So we've you know, capital adequacy issue was the main issue in modeling if we assumed all of it was a plan. Did I answer your question, Brett?


--------------------------------------------------------------------------------
BRETT RABATIN - FTN MIDWEST RESEARCH - ANALYST


Yes, I think so. I'll turn it over to someone else. Congratulations on you guys getting together.


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO


Thanks Brett.


--------------------------------------------------------------------------------
OPERATOR


And your next question comes from Mark Lynch of Lincoln Management Company
(ph). You may proceed.


--------------------------------------------------------------------------------
MARK LYNCH - LINCOLN MANAGEMENT COMPANY - ANALYST


Good morning. I was wondering why the $50 million charge was such a big multiple of the cost savings? Normally, the number is much closer to one-to-one or one and a half-to-one?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


Well, it did drag on for a year and it was an unsolicited situation. So it did cause in our mutual communications over the year through the media and through other means to build up the costs. It was, yes, I'm pretty sure that it was an expensive development leading up to this combination.


--------------------------------------------------------------------------------
MARK LYNCH - LINCOLN MANAGEMENT COMPANY - ANALYST


OK, thank you.


--------------------------------------------------------------------------------
OPERATOR


And your next question comes from Jim Hoffman (ph) of TSAM (ph), you may proceed.


--------------------------------------------------------------------------------
JIM HOFFMAN - TSAM - ANALYST


Good morning and congratulations. I have several questions. First is, can you estimate how much excess capital the new company will enjoy?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


Well, excess capital, you know, in our models, the capital levels are - of course, always, we are at well capitalized levels as far as total capital ratio is concerned. And the equity of the assets ratio is perhaps in the sub-6% area at inception by closing, with the profitability of combination, however, the equity of assets ratio will increase very quickly in the first couple of years.


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO


Second, if I can speak on the interest capital for CB Bancshares. Again, for us, the most stringent of the ratios is our total risk base capital ratio and at that level we have approximately $30 million in excess capital. So again, we do bring this to the combination and I know that Central Pacific, likewise, is well capitalized. So there will be excess capital that we can deploy for - to increase our overall profitability.

--------------------------------------------------------------------------------
JIM HOFFMAN - TSAM - ANALYST


OK, it sounds like from your two answers that the excess capital, I guess, initially will build in the first two years then?


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO


Yes.


--------------------------------------------------------------------------------
JIM HOFFMAN - TSAM - ANALYST


OK. Two, are there any plans to open any branches in California?


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO


I think that the strategy we need to talk about more, there are no current plans. No - to answer your question.


--------------------------------------------------------------------------------
JIM HOFFMAN - TSAM - ANALYST


OK. Two other quick questions - can you elaborate a little bit on the election


--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


OK. There is a - OK, let's go to the former again. We are seeing $20 per share, plus 2.6752 shares on an exchange ratio. So the cash amount is a fixed pool, which is roughly $90 million. And as the CPF price fluctuates up to the closing date - I believe, it's 10 days before closing date is when it will be fixed and prorated based on the election of the various shareholders.


--------------------------------------------------------------------------------
JIM HOFFMAN - TSAM - ANALYST


OK, and ...


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


(off mic).


--------------------------------------------------------------------------------
JIM HOFFMAN - TSAM - ANALYST


I'm sorry. And lastly, what other alternatives did CB Bancshares evaluate or consider?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


 Can you repeat the question?


--------------------------------------------------------------------------------
JIM HOFFMAN - TSAM - ANALYST


What other alternatives, if any, did CB Bancshares evaluate or consider?


--------------------------------------------------------------------------------
DEAN HIRATA - CB BANCSHARES - CFO


Hang on just a minute.


--------------------------------------------------------------------------------
JIM HOFFMAN - TSAM - ANALYST


Sure.


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


Maybe I can just you know, say very simply that all of this will be reflected in the proxy. However, you know, I want you to know that we are committed to this transaction.


--------------------------------------------------------------------------------
JIM HOFFMAN - TSAM - ANALYST


OK, thank you very much.


--------------------------------------------------------------------------------
OPERATOR


And your next question comes from Patrice Canada (ph) of Guardhill Capital. You may proceed.


--------------------------------------------------------------------------------
PATRICE CANADA - GUARDHILL CAPITAL - ANALYST


Good morning, just a few quick questions - one, I wanted to confirm that there is no walk away provision?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


That's right.


--------------------------------------------------------------------------------
PATRICE CANADA - GUARDHILL CAPITAL - ANALYST


OK, and is there a max and min for the cash stock election?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


No, there is just a fixed amount of cash.


--------------------------------------------------------------------------------
PATRICE CANADA - GUARDHILL CAPITAL - ANALYST

Fixed at $20 and ...


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


Right. And the total pool is about $90 million as Neal had said.


--------------------------------------------------------------------------------
PATRICE CANADA - GUARDHILL CAPITAL - ANALYST


OK. And in terms of filing or redoing the regulatory applications, do you plan to simply file amendments to the existing applications?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


That's our plan.


--------------------------------------------------------------------------------
PATRICE CANADA - GUARDHILL CAPITAL - ANALYST


OK, and my last question quickly is, FDIC is just a notification?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


I'm sorry Patrice, can you repeat that question?


--------------------------------------------------------------------------------
PATRICE CANADA - GUARDHILL CAPITAL - ANALYST


The FDIC - the filing with the FDIC was just made as a notification, it's not a formal review that will be required or that was required?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


Yes it's our own.


--------------------------------------------------------------------------------
PATRICE CANADA - GUARDHILL CAPITAL - ANALYST


OK, thank you very much.


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


OK.


--------------------------------------------------------------------------------
OPERATOR


And your next question comes from Greg Ison (ph) of Safeco.


--------------------------------------------------------------------------------
GREG ISON - SAFECO - ANALYST


Thanks. Good morning. Could you describe what you think the time frame will be that will - it will take you to close the duplicate branches that you plan on closing and to start up the new branches that you intend to start up? How long will it take to run through the kind of turnover of the branches?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


You know, I think it's probably a little early to answer that in any detail. We've got to - as we move forward now to bring these banks together, both sides have to really evaluate that and come up with a plan. You know, clearly that's something we want to address early on and we will be coming forward with more specifics.


--------------------------------------------------------------------------------
GREG ISON - SAFECO - ANALYST


OK. If I could move on, my next question would be, I understand your statements about excess capital and your risk-based capital ratios but just kind of, on a superficial level because many of your shareholders will look at this on a superficial level and say, "Your tangible equity to tangible assets ratio is down to 6.51% on a pro-forma basis. It seems quite low. I guess that's because of the cash payment and then the $50 million charge." Do you intend to do anything to conserve capital to build that up and could you comment about dividend policy go forward?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


Well, right now we intend to keep general level of dividend you know, relatively the same, as far as keeping the overall return to our shareholders as attractive as can be. We are looking at - we will monitor growth, growth rate and manage that very carefully. Our models show that on our, in the ensuing quarters, as we regain earnings, our capital - our tangible capital ratios will increase quite nicely. So in a year, year or two during the closing, we are comfortable that we can maintain the general level of dividend.


--------------------------------------------------------------------------------
GREG ISON - SAFECO - ANALYST


So ...


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


I'd like to add to that. Again, as Neal indicated, now with the earnings growth and again, with the cost savings and synergies that we've projected, the combined institution would generate capital, going forward.


--------------------------------------------------------------------------------
GREG ISON - SAFECO - ANALYST

OK, but CPF stock right now has an annualized - because 64 cent dividend. Can you make a verbal commitment to try to maintain that or is that subject to whatever you see going forward?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


Again on a stand-alone basis, CPF has tried to keep a stable long-term growth in dividend. So you know, it's difficult for us to make a commitment there but what we do commit is to the shareholder to provide an attractive return on their investment.


--------------------------------------------------------------------------------
GREG ISON - SAFECO - ANALYST


I see. Obviously it's too early for you to state what the dividend will be ...


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


 Yes.


--------------------------------------------------------------------------------
GREG ISON - SAFECO - ANALYST


.... post closing. You are not willing to make that statement. Well, I had to as

If I could ask another question. You said - you said over and over that there will not be any involuntary severance of employees but it seems - something you said earlier in the call seems to imply that may have an expectation for voluntary severance. Can you describe what you may, what steps you may take to solicit voluntary severance and is the cost of that program in the $50 million charge?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


At this time we have not discussed any voluntary programs. We are again committing to having no involuntary layoffs and there are no costs for voluntary programs in our restructuring charge.


--------------------------------------------------------------------------------
GREG ISON - SAFECO - ANALYST


So it's not in the charge?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


I'm sorry - what?


--------------------------------------------------------------------------------
GREG ISON - SAFECO - ANALYST


A voluntary program is not in the charge - the $50 million number?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


Right. With regards to the voluntary plan again, as Neal indicated, you know, we are committed to the no involuntary layoff policy. We have built in to the restructuring charges, an amount for employees that would be placed in lower level positions or moved into non-like positions and again, this has been factored into the overall restructuring charge.

So, we anticipate that - again, like I indicated earlier, we're going to do what's right for the intuition, going forward. We want the right employees in the right positions within the bank. And we're really looking at this as a long-term plan as opposed to just what we need to achieve this year and what we plan to achieve, going forward.


--------------------------------------------------------------------------------
GREG ISON - SAFECO - ANALYST


I see. OK that's it for me. I'll let someone else go.


--------------------------------------------------------------------------------
OPERATOR


[OPERATOR INSTRUCTIONS] And your next question comes from Brian Law (ph) of Chesapeake Partners. You may proceed.


--------------------------------------------------------------------------------
BRIAN LAW - CHESAPEAKE PARTNERS - ANALYST


Hi, congratulations on reaching a friendly deal. I was hoping you could clarify the election procedure - if a shareholder were to elect all stock, what would they receive? Or if they were to elect all cash, what would they receive?


--------------------------------------------------------------------------------
NEAL KANDA - CENTRAL PACIFIC FINANCIAL - CFO


Again, there is a fixed pool of Dollars and just on an aggregate basis. So, OK, let me turn it over to Neil Moganbesser for a more technical explanation of that


--------------------------------------------------------------------------------
BRIAN LAW - CHESAPEAKE PARTNERS - ANALYST


Yes, OK, thanks Neal.


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


The price will be set immediately prior to closing - on a 10-day average, prior to closing, based on CPF's stock price and that number times the exchange ratio plus $20 will be the per share consideration for all CBBI shareholders. CBBI shareholders will have the option to choose cash or stock in that dollar values and the aggregate pool stays the same, so one side will have to be prorated back - as in, there's not have enough cash or enough stock, enough cash and not enough stock or enough stock and not enough cash. If there's enough cash and not enough stock, cash people will receive that value in cash and if there's enough stock and not enough cash, the stock people will receive that value all in CPF stock.

In reverse, obviously, if they get prorated back, if there's not enough cash, they will receive prorated amount of cash and the remainder to gross them up to that value in stock. All shareholders based on that 10-day average price of CPF stock will receive the same value regardless of the election.


--------------------------------------------------------------------------------
BRIAN LAW - CHESAPEAKE PARTNERS - ANALYST


And if a shareholder wanted to elect just the $20 in cash and the 2.6572 shares, would they have been guaranteed of getting that?


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


That will not be an election option.


--------------------------------------------------------------------------------
UNIDENTIFIED PARTICIPANT


It will not be an election option. OK, thank you.


--------------------------------------------------------------------------------
OPERATOR


If there are no more questions, I will turn the call back over to Mr. Clint Arnoldus for closing remarks.


--------------------------------------------------------------------------------
CLINT ARNOLDUS - CENTRAL PACIFIC FINANCIAL - CEO


OK, thank you again for joining us today. And, I just want to reiterate how great we think this combination is, how much it's going to benefit our shareholders, our customers, our employees and our communities in the state of Hawaii. We're very committed to making this a resounding success and we will be working very, very hard to bring that to reality and think we have all the components to get it done. Thank you very much.


--------------------------------------------------------------------------------
OPERATOR


Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Good day.